2000
2001
2002
2003
2004
2005
2006
9/30/2007

2001
2002
2003
2004
2005
2006
9/30/2007

Dodge & Cox  /  Investment Managers  /  San Francisco
3.1%
1.3%
2.8%
3.7%
9.6%
1.7%
5.0%
10.4%
3.5
5.4
0%
5%
10%
15%
20%
25%
30%
MSCI ACWI ex US International Stock Fund
Europe United Kingdom Japan
Emerging Markets* Other Developed
Comparative Weights- Finance Sector Finance Sector Weights by Region
Finding Investment Value in Finance
Finance Sector Characteristics
Source: FactSet, Dodge & Cox
*HSBC Holdings and Standard Chartered were included in Emerging Markets due to their significant exposure to this region.
Declining Valuations
We Have Increased our Finance
Portfolio Weighting Over Time
The information above is not a complete analysis of every material fact concerning any market, industry or investment. Opinions expressed are subject to change without notice. Neither the information nor any opinion expressed constitutes a recommendation to buy or sell the securities mentioned. This presentation must be accompanied by or preceded by the current prospectus of the Dodge & Cox Funds, which includes more complete information, including management fees, investment policies, risk considerations, and expenses.  Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s Prospectus.  Read it carefully before investing.
as of September 30, 2007
Our Goal:  To find conservatively-run institutions that have the ability to reinvest their capital at attractive rates over the long-term and that trade at reasonable valuations
Opportunity
Strong global growth, falling inflation and increased
access to financial products have underpinned a
substantial increase in global indebtedness and in
financial sector earnings
Increased profitability and shareholder focus
Asset quality has been strong and capital ratios are
high
Opportunity for long-term growth as the world
becomes wealthier
Japanese Financials have weathered a very difficult
decade. The next 3-5 years could be better.
Significant exposure to consumers in the developing
world
Currently, the Market’s concerns for the Financials
sector include:
Asset quality deterioration if economies or
markets weaken
Declining margins and profitability from
historically high levels
Lack of transparency around exposure to
Subprime markets and CDOs
Continued M&A at relatively high valuations
Europe
Finance Sector
Japan
Other
Developed
Regional P/E
Asia ex Japan
10
13
16
19
22
25
Price-to-
Earnings ratio (x)
MSCI ACWI ex US- Finance Sector
10%
14%
18%
22%
26%
30%
Dodge & Cox ISF
MSCI ACWI ex US